Orckit Announces Extraordinary General Meeting

to Approve Arrangement with Note Holders

TEL AVIV, Israel, March 7, 2012 -- Orckit Communications Ltd. (NASDAQGM: ORCT) (the "Company") today announced that an Extraordinary General Meeting of Shareholders will be held on Sunday, April 15, 2012 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is March 12, 2012. Proxy statements describing the matter on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to the Company’s shareholders that hold shares registered with American Stock Transfer & Trust Company, including shares held via DTC members. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is to approve an arrangement among the Company and its Series A note holders and Series B note holders and a related increase in authorized share capital.

The item on the agenda requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the ordinary shares voting on the matter.  The approval of the holders of 66-2/3% of the ordinary shares voting on the matter, in person or by proxy, is required in order to amend the Company's Memorandum and Articles of Association in connection with the proposed increase in authorized share capital.

The agreement with respect to the proposed arrangment was announced by the Company on February 15, 2012.  Following that date, the Company filed an application with the District Court of Tel Aviv-Jaffa to call meetings of its Series A note holders, its Series B note holders and its shareholders to approve the arrangement.  The Court authorized such meetings on March 2, 2012.  The arrangement is also subject to the approval of meetings of the Company's Series A note holders and Series B note holders, the Tel Aviv Stock Exchange and the approval of the Court.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il